Exhibit 99.1

RepliCel Announces European Patents for its Innovative Dermal Injector Technologies

RCI-02, RepliCel's nearest-term commercial asset, enables game-changing reliability, reproducibility, and programmability of three-dimensional skin injections

VANCOUVER, Feb. 9, 2017 /CNW/ - RepliCel Life Sciences Inc. (OTCQB:REPCF) (TSXV:RP) (FRA:P6P2) ("RepliCel" or the "Company"), a clinical stage regenerative medicine company developing unique biologic products for pattern baldness and thinning hair, aging and sun-damaged skin, and chronic tendon degeneration, today announced the granting of two patents in Europe related to its multi-needle dermal injection technologies.

The first patent, European Patent No. 2623146, has been validated in a total of fourteen national countries, including Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, the Netherlands, Norway, Spain, Switzerland, Sweden and the United Kingdom.  The second patent, European Patent No. 2809381, will also be validated in a number of European countries in the near future.

The first device being developed under these patents, RCI-02, is designed for injecting hyaluronic acid ("HA") and other products as dermal fillers. The device is also being developed for the injection of RepliCel's RCH-01 hair restoration and RCS-01 skin rejuvenation products. Future iterations of the technology and device will be optimized for other injectables such as drugs, biologics, vaccines, fat grafts, etc.

"These patents are an important milestone for the Company as it underpins the near-term commercial value of RCI-02 for the delivery of other injectables beyond our own products. RCI-02 coupled for the injection of dermal fillers and other aesthetic treatments represents an early opportunity for licensing and revenue," stated RepliCel CEO Lee Buckler. "This year we will build and test commercial-grade functioning prototypes with the goal of having it ready for a CE-mark application and potential market launch in 2018. Ongoing discussions with several multinational companies about potential commercial partnerships for the device give us confidence this represents one of RepliCel's next licensing deals."

Overall benefits of this next-generation dermal injector technology are anticipated to include improved handling, reduction or elimination of the need for local anesthetic, quicker procedure times, improved patient experience, and a significant expansion of the areas that can be addressed with dermal fillers due to the ability to conduct broad, shallow, and evenly-dispersed injections.  Additionally, the device's simplicity and programmability is expected to enable less-experienced injection specialists to deliver predictable and consistent outcomes.

"RCI-02 was originally conceived to deliver our cellular products; however, we believe this device will have a profound impact on all dermal injections – particularly in the cosmetic dermal injection market. For the first time, the dermatology sector will be given a device, RCI-02, which enables clinicians unprecedented reliability, reproducibility, and programmability of three dimensional skin injections," commented Dr. Rolf Hoffmann, RepliCel's Chief Medical Officer, who is a practicing dermatologist and is the visionary for the RCI-02 injector.  "Dermatologists have been hindered for years by a single needle syringes' inability to precisely deliver approved dermal fillers into fine wrinkles of the face, décolleté, and hands.  RCI-02 is designed to address these unserved markets while also improving on current markets by enabling precise and repeatable delivery of injectable substances.  RCI-02 will enable clinicians to better control injection consistency while also enabling less skilled clinicians to undertake these procedures with the desired results."

"In addition to the near-term commercial opportunity RCI-02 represents for revenue generation, we believe ensuring the optimal and controlled delivery of our cell-based products will be an important component to the commercial value we are creating around the development of our products for both aging or sun damaged skin and pattern baldness," commented Lee Buckler, CEO.

About RCI-02
The RCI-02 injector was designed with input from dermatologists, industrial designers, and electronic and medical device engineers to improve the delivery of a variety of injectables in a controlled, precise manner, removing the risks and uncertainties of injection outcomes currently resulting from manually operated, single-needle syringes.

RCI-02 is the world's first motorized injection device with programmable depth and volume, a built-in Peltier element for pre-injection anaesthetising, and interchangeable needle head configurations. It is designed to deliver a variety of injectable substances including cells, dermal fillers, drugs or biologics intradermally (dermis), subcutaneously (fat) or intramuscularly (muscle) via an array of needle configurations ranging from a single needle to a 16 needle configuration (4x4) on one head.  These interchangeable heads can be used to perform a variety of procedures, increase surface area coverage and speed-up procedure times.

By relying on electrical power (instead of thumb pressure) and digital controls, RCI-02 automates and simplifies the injection process.  Equipped with a touch screen on its accompanying docking station, the device's programmability allows for the delivery of precise quantities of material, at specific depths, through fine-gauge needles, on a single plain or trailing through multi-plains as the needle retracts through the skin.

The near-term commercial opportunity for RCI-02 is to improve the injection of is hyaluronic acid-based dermal fillers. RepliCel's dermatologist advisors believe this device has the potential to significantly expand the number of HA dermal injection procedures currently performed. As an example, the HA market in the United States is currently valued at over US$1 billion per year and is growing at near double digits. These HA injections primarily address deep facial wrinkles and folds, but do not adequately address fine wrinkles. A device, such as RCI-02, which is capable of delivering a controlled injectable, utilizing a multi-head configuration, and eliminating the need for local anesthetic, has the potential to dramatically increase the HA market into new areas including the fine wrinkles of the face, the hands and the décolleté.

About RepliCel Life Sciences
RepliCel is a regenerative medicine company focused on developing autologous cell therapies that address conditions caused by a deficit of healthy cells required for normal tissue healing and function. The Company's product pipeline is comprised of two ongoing clinical trials (RCT-01 for tendon repair and RCS-01 for skin rejuvenation) as well as its RCH-01 hair restoration product under exclusive license by Shiseido Company for certain Asian countries. All product candidates are based on RepliCel's innovative technology, utilizing cell populations isolated from a patient's healthy hair follicles. RepliCel has also developed a proprietary injection device (RCI-02) optimized for the administration of its products and licensable for use with other dermatology applications. Please visit http://replicel.com/ for additional information.

Forward-Looking Statements
This press release contains forward-looking statements and information that involve various risks and uncertainties regarding future events, including, but not limited to, statements regarding: (i) that the dermal injector device will result in a near term commercial opportunity for revenue generation; (ii) that the dermal injector will improve the injection of hyaluronic acid-based dermal fillers; (iii) that the device's simplicity and programmability is expected to enable less-experienced injection specialists to deliver predictable and consistent outcomes; (iv) that the dermal injector will be RepliCel's next licensing deal; (v) that the dermal injector, once developed, will represent game-changing reliability, reproducibility, and programmability of three dimensional skin injections; (vi) that future iterations of the technology and device will be optimized for other injectables such as drugs, biologics, vaccines, fat grafts, etc.; (vii) that the device will be ready for a CE-mark application and potential market launch in 2018; (viii) that the overall benefits of dermal injector technology include improved handling, reduction or elimination of the need for local anesthetic, quicker procedure times, improved patient experience, and a significant expansion of the areas that can be addressed with dermal fillers due to the ability to conduct broad, shallow, and evenly-dispersed injections; (ix) that the device will have a profound impact on all dermal injections; and (x) the dermal injector device will be able to be used for fine wrinkles across broad areas, like fine wrinkles in the face, hands and décolleté. These statements are only predictions and involve known and unknown risks which may cause actual results and the Company's plans and objectives to differ materially from those expressed in the forward-looking statements, including: the risk that the Company will not obtain CE mark clearance or other necessary regulatory approvals; the risk that there will be delays enrolling clinical trial participants; the risk that the Company will receive negative results from the Company's clinical trials; the effects of government regulation on the Company's business; risks associated with the Company obtaining approval for its clinical trial in Germany; risks associated with the Company obtaining all necessary regulatory approvals for its various programs in Canada, the USA and Germany; risks associated with the Company's ability to obtain and protect rights to its intellectual property; risks and uncertainties associated with the Company's ability to raise additional capital; and other factors beyond the Company's control. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity or performance. Further, any forward-looking statement speaks only as of the date on which such statement is made and, except as required by applicable law, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of such factors on the Company's business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. Readers should consult all of the information set forth herein and should also refer to the risk factor disclosure outlined in the Company's annual report on Form 20-F for the fiscal year ended December 31, 2015 and other periodic reports filed from time-to-time with the Securities and Exchange Commission on Edgar at www.sec.gov and with the British Columbia Securities Commission on SEDAR at www.sedar.com.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE RepliCel Life Sciences Inc.

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%CIK: 0001205059

For further information: Lee Buckler, CEO and President, Telephone: 604-248-8693 / lee@replicel.com

CO: RepliCel Life Sciences Inc.

CNW 08:00e 09-FEB-17